

02014421



RECD S.E.C.

FEB 1 2 2002

1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . February 2002

. . . . .Teva Pharmaceutical Industries Limited. . . . .
(Translation of registrant's name into English)

. . . . .5 Basel Street, P.O. Box 3190. . . . .
. . . . .Petach Tikva 49131, Israel. . . . .
(Address of principal executive offices)



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                      Chief Financial Officer
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-2-589-2840
              Bill Fletcher
                      President and CEO
                      Teva North America
FOR IMMEDIATE RELEASE   (215) 591-8800
              Dorit Meltzer
                      Director, Investor Relations
                      Teva Pharmaceutical Industries Ltd.
                      (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL FOR QUINAPRIL HCL TABLETS

Jerusalem, Israel, February 11, 2002 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has granted tentative approval for Quinapril HCL 5, 10, 20 and 40 mg tablets. This is the first tentative approval granted by FDA for Quinapril.

Quinapril is the generic version of Parke Davis' Accupril® for the treatment of hypertension, and Teva is currently involved in paragraph IV litigation with Pfizer/Parke Davis concerning this product.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, the impact of competitive products and pricing, the availability and pricing of ingredients used in the manufacture of pharmaceutical products, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on a strategy of acquiring companies and on strategic alliances, exposure to product liability claims, dependence on patent and other protections for our innovative products, fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company's Annual Report on Form 20-F and the Company's other filings with the U. S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
. . . .
(Registrant)

By: _Dan S. Suess_____
Dan Suesskind
Chief Financial Officer

February 12, 2002
Date: . . . .